Proxy Results
The Annual Meeting of Shareholders was held on February 23, 2018 for shareholders of record as of the close of business on December 15, 2017 to re-elect Raymond B. Woolson and Ronald R. Redell, both Class II trustee nominees, for the Fund. The nominee Raymond B. Woolson was elected with 83,105,680 affirmative votes and 2,252,416 votes withheld. The nominee Ronald R. Redell was elected with 57,740,408 affirmative votes and 27,617,688 votes withheld. For the Fund, Trustees whose terms of office continued after the Annual Meeting of Shareholders because they were not up for re-election are Joseph J. Ciprari and John C. Salter.